UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. 22)*

The Denali Fund Inc.
(Name of Issuer)

 Common Stock
(Title of Class of Securities)

24823A102
(CUSIP Number)

Stephen C. Miller, Esq.
2344 Spruce Street, Suite A
Boulder, Colorado  80302
(303) 444-5483
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 23, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 24823A102

1.           Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

Lola Brown Trust No. 1B

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                                WC OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization                                                                Alaska

Number of                     7.           Sole Voting Power                                           949,751
Shares Bene-
ficially Owned              8.           Shared Voting Power
by Each
Reporting                      9.           Sole Dispositive Power                                   949,751
Person With
  10.           Shared Dispositive Power

11.           Aggregate Amount Beneficially Owned by Each Reporting Person                                                        949,751

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Reported by Amount in Row (11)                                                                                      22.85%

14.           Type of Reporting Person (See Instructions)                                                                                     OO

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CUSIP No. 24823A102

1.           Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

Mildred B. Horejsi Trust

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                                WC OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization                                                                Alaska

Number of                     7.           Sole Voting Power                                           1,030,344
Shares Bene-
ficially Owned              8.           Shared Voting Power
by Each
Reporting                      9.           Sole Dispositive Power                                   1,030,344
Person With
  10.           Shared Dispositive Power

11.           Aggregate Amount Beneficially Owned by Each Reporting Person                                                                  1,030,344

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Reported by Amount in Row (11)                                                                                                24.79%

14.           Type of Reporting Person (See Instructions)                                                                                     OO

CUSIP No. 24823A102

1.           Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

Evergreen Trust

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                                WC OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization                                                                 Alaska

Number of                     7.           Sole Voting Power                                           56,608
Shares Bene-
ficially Owned              8.           Shared Voting Power
by Each
Reporting                      9.           Sole Dispositive Power                                   56,608
Person With
  10.           Shared Dispositive Power

11.           Aggregate Amount Beneficially Owned by Each Reporting Person                                                                   56,608

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Reported by Amount in Row (11)                                                                                                1.36%

14.           Type of Reporting Person (See Instructions)                                                                                     OO

CUSIP No. 24823A102

1.           Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

Susan L. Ciciora Trust

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                                WC OO

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization                                                                Alaska

Number of                     7.           Sole Voting Power                                           1,154,404
Shares Bene-
ficially Owned              8.           Shared Voting Power
by Each
Reporting                      9.           Sole Dispositive Power                                   1,154,404
Person With
  10.           Shared Dispositive Power

11.           Aggregate Amount Beneficially Owned by Each Reporting Person                                                                  1,154,404

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Reported by Amount in Row (11)                                                                                                27.77%

14.           Type of Reporting Person (See Instructions)                                                                                     OO

CUSIP No. 24823A102

1.           Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

Stewart R. Horejsi

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.           SEC Use Only

4.           Source of Funds (See Instructions)                                                                Not applicable

5.           Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.           Citizenship or Place of Organization                                                                United States

Number of                     7.           Sole Voting Power                                                        0
Shares Bene-
ficially Owned              8.           Shared Voting Power                                                    0
by Each
Reporting                      9.           Sole Dispositive Power                                                0
Person With
  10.           Shared Dispositive Power                                           0

11.           Aggregate Amount Beneficially Owned by Each Reporting Person                                                                   0

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.           Percent of Class Reported by Amount in Row (11)                                                                                                0%

14.           Type of Reporting Person (See Instructions)                                                                                     IN

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Amendment No. 22 to Statement on Schedule 13D

This statement on Schedule 13D relates to the Common Stock, $0.0001 par value per share of The Denali Fund Inc. (formerly Neuberger Berman Real Estate Income Fund, Inc.), a Maryland corporation (the “Company”).  Items 2, 3, 4 and 5 of this statement, previously filed by the Lola Brown Trust No. 1B (the “Lola Trust”) and the Ernest Horejsi Trust No. 1B (the “Ernest Trust”), as the direct beneficial owner of the Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.                                Identity and Background

No change except for addition of the following:

(a)           This Statement is filed (i) by the Mildred B. Horejsi Trust (the “Mildred Trust”), as the direct beneficial owner of shares, (ii) by the Evergreen Trust, as the direct beneficial owner of shares, (iii) by the Susan L. Ciciora Trust (the “Susan Trust”), as the direct beneficial owner of shares, and (iv) by virtue of certain relationships described in this statement, by Stewart R. Horejsi (Mr. Horejsi, the Lola Trust, the Mildred Trust, the Evergreen Trust, and the Susan Trust are collectively referred to herein as the “Reporting Persons”).  By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

The trustees of the Mildred Trust are Alaska Trust Company (“Alaska Trust”), Susan L. Ciciora and Brian Sippy (collectively, the "Trustees").  The Trustees may be deemed to control the Mildred Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Mildred Trust.  However, none of the Trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Mildred Trust.  Accordingly, the Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Mildred Trust.

The trustees of the Evergreen Trust are Alaska Trust, Stephen C. Miller and Larry Dunlap (collectively the “Evergreen Trustees”).  The Evergreen Trustees may be deemed to control the Evergreen Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Evergreen Trust.  However, none of the Evergreen Trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Evergreen Trust.  Accordingly, the Evergreen Trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Evergreen Trust.

The trustee of the Susan Trust is Alaska Trust.  Such trustee may be deemed to control the Susan Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Susan Trust. However, Alaska Trust does not vote or exercise dispositive authority over Shares held by the Susan Trust. Accordingly, Alaska Trust disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Susan Trust.
As a result of his advisory role with the Mildred Trust, the Evergreen Trust and the Susan Trust, Mr. Horejsi may be deemed to have indirect beneficial ownership over the Shares directly beneficially owned by the Trusts.  However, Mr. Horejsi disclaims beneficial ownership of the Shares directly beneficially held by the Mildred Trust, the Evergreen Trust and the Susan Trust.

(b)           The business address of the Mildred Trust, the Evergreen Trust, the Susan Trust and Alaska Trust is c/o Alaska Trust Company, 1029 West Third Avenue, Suite 400, Anchorage, Alaska, 99501.  The business address of Mr. Horejsi, Mr. Miller and Ms. Ciciora is 2344 Spruce Street, Suite A, Boulder, Colorado 80302.  The business address of Mr. Dunlap is 771 Victoria Heights Terrace, Salina, Kansas 67401.  The business address of Dr. Sippy is 700 West Kent, Missoula, MT 59801.

(c)           The Mildred Trust is an irrevocable trust organized by Mr. Horejsi's mother, Mildred Horejsi, for the benefit of her issue.  The Evergreen Trust is an irrevocable trust organized by Mr. Horejsi for the benefit of his issue.  The Susan Trust is an irrevocable trust organized by Mr. Horejsi’s daughter, Susan Ciciora, for the benefit of Mr. Horejsi’s issue (but excluding Ms. Ciciora).  Alaska Trust is an Alaska chartered public trust company which is majority owned and controlled by the Stewart West Indies Trust, an Alaska trust and an affiliate of the Lola Trust.

(d)           None of the Reporting Persons, Alaska Trust, Ms. Ciciora, Mr. Miller, Dr. Sippy, or Mr. Dunlap have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, none of the Reporting Persons, Alaska Trust, Ms. Ciciora, Mr. Miller, Dr. Sippy, or Mr. Dunlap was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)           Mr. Horejsi, Ms. Ciciora, Mr. Miller, Dr. Sippy, and Mr. Dunlap are each citizens of the United States.

Item 3.                                Source and Amount of Funds or Other Consideration.

No change except for addition of the following:

The Shares acquired by the Mildred Trust were acquired from the Lola Trust in satisfaction of a debt owed by the Lola Trust in the amount of $14,579,370.00.

The Shares acquired by the Evergreen Trust were acquired from the Lola Trust in satisfaction of a debt owed by the Lola Trust in the amount of $801,000.00.

The Shares acquired by the Susan Trust were acquired from the Lola Trust in satisfaction of a debt owed by the Lola Trust in the amount of $15,191,956.00.

Item 4.                                Purpose of Transaction

No change except for addition of the following:

The Lola Trust sold the Shares reported in Item 5(c) in order to satisfy outstanding debts owed to the Mildred Trust, the Evergreen Trust and Susan Trust.  Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the “Other Entities”) may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

Item 5.                                Interest in Securities of the Issuer.

No change except for addition of the following:

(a)           The Lola Trust is the direct beneficial owner of 949,751 shares or approximately 22.85% of the 4,157,117 Shares outstanding as of October 31, 2011 (the “Outstanding Shares”), according to information contained in the Company’s annual report to stockholders.  The Mildred Trust is the direct beneficial owner of 1,030,344 Outstanding Shares, the Evergreen Trust is the direct beneficial owner of 56,608 Outstanding Shares and the Susan Trust is the direct beneficial owner of 1,154,404 Outstanding Shares.  By virtue of the relationships reported in this Statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Lola Trust, the Mildred Trust, the Evergreen Trust or the Susan Trust.  Mr. Horejsi disclaims all such beneficial ownership. By virtue of the relationships and transactions described in this Statement, the Reporting Persons may be deemed to constitute a group.  Unless otherwise specifically stated, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by other Reporting Persons.

(c) The table below sets forth information relating to the purchase of Shares by the Mildred Trust and sale of shares by the Lola Trust.  Such purchases were effected by the Mildred Trust and the Lola Trust in a privately negotiated transaction.

Date	Shares	Purchase Price
12/23/2011	1,030,344	$14.15

The table below sets forth information relating to the purchase of Shares by the Evergreen Trust and sale of shares by the Lola Trust.  Such purchases were effected by the Evergreen Trust and the Lola Trust in a privately negotiated transaction.

Date	Shares	Purchase Price
12/23/2011	56,608	$14.15

The table below sets forth information relating to the purchase of Shares by the Susan Trust and sale of shares by the Lola Trust.  Such purchases were effected by the Susan Trust and the Lola Trust in a privately negotiated transaction.

Date	Shares	Purchase Price
12/30/2011	1,154,404	$13.16

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           January 5, 2012

/s/ Stewart R. Horejsi
Stewart R. Horejsi

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr as President of Alaska Trust
Company, trustee of the Lola Brown Trust No. 1B,
the Mildred B. Horejsi Trust, the Evergreen Trust and
the Susan L. Ciciora Trust.

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